UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2011
METHANEX CORPORATION

(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, British Columbia
Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
www.methanex.com
For immediate release
November 9, 2011
METHANEX TO PRESENT AT DAHLMAN ROSE GLOBAL METALS, MINING & MATERIALS CONFERENCE
Methanex Corporation will be presenting at the upcoming Dahlman Rose Global Metals, Mining & Materials Conference in New York City. Mr. Michael Macdonald, Methanex’s Senior Vice President, Global Operations, will speak to investors on Wednesday, November 16, 2011 at approximately 10:30 a.m. ET (7:30 a.m. PT).
Interested participants can access a live webcast of the presentation through the Company’s website at www.methanex.com/investor/events.html. The length of the webcast will be approximately 25 minutes. The webcast will be available on our website for three weeks following the conference.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 9, 2011	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary